

March 7, 2013

<u>Via Email</u>
Mile T. Kurta
Torys LLP
1114 Avenue of the Americas
23rd Floor
New York, New York 10036

      Re: **Aurizon Mines Ltd.**
              Schedule TO-T/A (amd. 13) filed March 5, 2013
              Filed by Alamos Gold Inc.
              SEC File No. 5-78974

Dear Mr. Kurta:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the amended filing listed above. Our comments follow. All defined terms have the same meaning as in your filing, unless otherwise noted.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please allow sufficient time for additional staff review after filing your revised offer materials and your response letter.

<u>Schedule TO-T/A – Exhibit (a)(5)(xi)</u>

<u>Press Release dated March 5, 2013</u>

1. We note that you have waived the Minimum Tender Condition which was originally set at 66 2/3% and that currently only 10.26% of Aurizon shares have been tendered in the offer. Much of the disclosure in the offer circular was premised on the fact that

if the offer was consummated, you would control Aurizon and would take steps to acquire all remaining target shares. See for example, the disclosure under "If I decide not to tender, how will my Shares be affected?" on page VI of the Summary Term Sheet. We believe you explain how shareholders (both those who tender into your offer and those who do not) may be impacted by the waiver of the Minimum Tender Condition. For example, tendering Aurizon shareholders who receive Alamos shares in your offer may receive shares in an entity that owns only a minority stake in Alamos. Your ability to control or integrate operations of the two companies may disappear, depending on the level of tenders received. Please revise the circular to describe in further detail.

2. See our comment above. The pro forma financial statements provided are premised on a scenario whereby you would acquire all Aurizon shares through the offer and a subsequent second-step transaction after you obtain a control stake in the offer. However, with the waiver of the Minimum Tender Condition, this may not be the case. What consideration have you given to updating the pro formas to reflect a range of different outcomes in the offer? This would appear to be material information. If you disagree, tell us why in your response letter.

3. In the press release, you note that you "fully expect" to receive an additional 17.3% of Aurizon shares in the offer "in order to defeat the merger of Aurizon with Hecla as proposed by the Aurizon Board." You describe the basis for your belief as "based on expressions of support from several large shareholders of Aurizon received following the Hecla proposal." Provide more details about the nature of the "expressions" received, the form and from whom they were received and any conditions or reservations expressed. In addition, include cautionary language indicating that these are not binding agreements obligating the relevant shareholders to tender into your offer.

4. See our last comment above. In your revised disclosure, indicate why these large shareholders apparently had not tendered into your offer as of the scheduled expiration date of March 5, 2013 at 5 pm, given that the alternate transaction with Hecla was announced the preceding day (March 4). If these large shareholders considered both transactions and favored yours and intend to tender into the offer, why hadn't they done so by expiration?

Please promptly amend the filing in response to the above comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Furnish a response letter with the amendment and provide any supplemental information requested. You should transmit the letter via EDGAR under the label

Mile T. Kurta, Esq.
Torys LLP
March 7, 2013
Page 3

"CORRESP." In the event that you believe that compliance with our comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions